MBS Source eTrading, Inc.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2024

This report is filed in accordance with rule 17a-5(e)(3) Under the Securities Exchange Act of 1934 as a PUBLIC document.

C O N T E N T S

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69123

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MBS SOURCE ETRADING, INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9725 SE 36TH STREET, SUITE 202
(No. and Street)

MERCER ISLAND (City) | WA (State) | 98040 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mihai Szabo (Name) | 206-973-7352 (Area Code – Telephone Number) | mszabo@mbssource.net (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 Avenue of the Stars #800 (Address) | Century City (City) | California (State) | 90067 (Zip Code)

9/15/2020 (Date of Registration with PCAOB)(if applicable) | 6567 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mihai Szabo _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MBS SOURCE ETRADING, INC. _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
Chief Executive Officer

C. Michelle Chilo
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of MBS Source eTrading, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MBS Source eTrading, Inc. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

DCPA

DCPA
We have served as the Company's auditor since 2022.
Century City, California
February 06, 2025

MBS SOURCE ETRADING, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2024

Assets

Cash	$	1,092,149
Deposit with clearing broker		100,001
Accounts receivable		28,411
Prepaid expenses		22,660
Right of use asset		5,985
Other assets		1,880
Total assets	$	1,251,086

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	22,976
Due to broker		3,043
Deferred revenue		21,777
Lease liability		5,985
Total liabilities		53,781

Commitments and contingencies (see note 5)

Stockholder's equity

Common stock, $0.001 per value, 20,000,000 shares authorized, 2,000,000 shares issued and outstanding	2,000
Preferred stock, $0.0001 per value, 5,000,000 shares authorized, none issued and outstanding	
Accumulate other comprehensive income	-
Retained earnings	1,195,305
Total stockholder's equity	1,197,305
Total liabilities and stockholder's equity	$ 1,251,086

The accompanying notes are an integral part of these financial statements

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

MBS Source eTrading Inc. ("the Company") is a securities broker-dealer registered with the Securities Exchange Commission ('SEC") and is a member of the Financial Industry Regulatory Authority ('FINRA"), and Securities Investor Protection Corporation ('SIPC"). The Company was incorporated under the laws of the State of Washington on May, 11 2012.

The Company is engaged in trading of Mortgage Backed and Asset Backed securities ('MBS/ABS") with other broker-dealers and institutional customers. The Company does not hold security position at the end of the day, all securities purchased are sold, and the buyer is charged a commission. The Company is an introducing broker-dealer and clears all its transactions on a fully disclosed basis.

The Company's business also includes on-line access to a web-based aggregation tool, containing mortgage and asset backed securities information. The Company's customers, who subscribe to the online data service, pay a monthly fee to access the website.

The Company is wholly-owned by MBS Source Holdings, Inc. (the "Parent"). The Parent also wholly-owns MBS Source, LLC (the "Related Party").

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events occurring after the Statement of Financial Condition date through the date the financial statements were available to be issued. On January 29, 2025, the Company finalized a legal settlement of $12,000. After assessing its financial impact, the Company determined that this settlement is immaterial to the financial statements and does not require adjustment or further disclosure.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Commission Income

Commissions associated with the securities transactions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Subscription Income

Subscription income is generated by selling subscriptions to access the data on the web-based platform through secure logins. Subscription revenue is recognized as earned on a monthly basis. The billing frequency is negotiated and stipulated in each contract.

Clearing Agreement

The Company entered into a clearing agreement with Axos Clearing, LLC on a fully disclosed basis. The clearing broker clears all security transactions and remits the commissions, net of the clearing charges to the Company on a monthly basis.

Deferred Revenue

Deferred revenue includes amounts received in advance for subscriptions to access the on-line data.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is organized as a Corporation and subject to federal, state and local income taxes. In accordance with the authoritative guidance for uncertainty in income taxes included within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, Income Taxes, and the Company reviews and evaluates the tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Company has determined that no reserves for uncertain tax positions were required. The Company is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months.

NOTE 2: DUE FROM BROKER / DUE TO BROKER

Pursuant to the brokerage agreement with Axos Clearing, LLC ("Clearing Broker"), the Company introduces all its securities transactions to the Clearing Broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. Interest is paid monthly on the deposits at the average overnight repurchase rate. The balance of the deposit with the Clearing Broker as shown in the Statement of Financial condition at December 31, 2024, totaled $100,001 that serves as collateral for securities transactions pursuant to the clearance agreement. At December 31, 2024, there were no receivables from Clearing Broker and $3,043 payable due to broker.

NOTE 3: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1) the Company is subject to federal, state and local taxes. The Company performs monthly reviews to ascertain its tax liability. Income tax is determined using an asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement basis and tax basis of assets and liabilities at the applicable enacted tax rates. As of December 31, 2024, the Company's deferred tax assets were insignificant and they did not have any deferred liabilities.

And thus, for the year ended December 31, 2024, there was no significant difference between the corporate 21% federal and blended state enacted tax rates and income tax provision as shown in the Statement of Income.

NOTE 4:   RELATED-PARTY TRANSACTIONS

The Company and the Related Party entered into a Technology License Agreement to use and resell access to the Related Party's platform. The platform is a web-based MBS/ABS data aggregation tool with sorting, matching, and bidding capabilities. The Company incurred $180,000 in expenses for the year ended December 31, 2024 under this agreement as recorded on the Statement of Income under Licensing fees and permits.

The Company has a lease agreement as described in Note 6. The Company subleases a portion of the property to the Related Party for a monthly fee. The Company received $11,883 in rental income for the year ended December 31, 2024 under this sublease agreement.

It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among unrelated parties.

NOTE 5:   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits.   The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Commitments

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2024, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

NOTE 6: LEASES

The Company has obligations as a lessee for office space with initial non-cancelable terms in excess of one year.   The Company classified this lease as an operating lease.   The lease contains two one-year renewal options.   Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments.

The components of lease cost for the year ended December 31, 2024 are as follows:

Operating lease cost	$	23,766
Total lease cost	$	23,766

Amounts reported in the Statement of Financial Condition as of December 31, 2024 are as follows: Operating leases:

Right of use asset	$	5,985
Lease liability		5,985

Maturities of lease liability under the non-cancelable operating lease as of December 31, 2024 are:

2024	$	5,985
Thereafter		-
Total undiscounted lease payments	$	5,985
Less imputed interest		-
Total lease liability	$	5,985

Other Information as of December 31, 2024:
The discount rate used for the lease present value calculation is its incremental borrowing rate ("IBR") of 0% at the lease's commencement date.   The Company's IBR represents the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.   The lease's implicit rate was not readily determinable.

NOTE 7: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

Management of the Company believes there are no guarantees that may result in a material loss or future obligations as of December 31, 2024.

NOTE 8: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 9: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2024, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 10:   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.   Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2024, the Company had net capital of $1,144,354 which was $1,139,354 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($47,796) to net capital was 0.04 to 1.